[BRYAN CAVE LETTERHEAD]

Confidential Treatment Requested by James River Group Holdings, Ltd.

Under 17 C.F.R. § 200.83

November 25, 2014

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE
BEEN OMITTED AND FILED SEPARATELY WITH THE
COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN
REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN
REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]”

VIA EDGAR & hand delivery

Securities and Exchange Commission Division of Corporation Finance Attention: Mr. Jeffrey P. Riedler 100 F Street N.E. Washington, D.C. 20549

Re:  James River Group Holdings, Ltd.

  Registration Statement on Form S-1

  Filed November 7, 2014

  File No. 333-199958

Dear Mr. Riedler:

On behalf of James River Group Holdings, Ltd. (the “Company”), we supplementally submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally submitted to the Commission a draft of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) confidentially on October 3, 2014, and received a comment letter from the Staff on October 30, 2014 with regard to that confidential draft. The purpose of this letter is to provide supplemental information to the Staff in response to comment 12 contained in the October 30 comment letter, which relates to the Company’s accounting for equity interests including stock compensation and beneficial conversion features.

The Company’s accounting for equity awards is described in Note 11 to the Company’s Audited Consolidated Financial Statements, appearing on pages F-55 through F-57 of the Registration Statement.

Securities and Exchange Commission November 25, 2014	CONFIDENTIAL TREATMENT REQUESTED BY JAMES RIVER GROUP HOLDINGS, LTD. JRGH - 02

Rule 83 Confidential Treatment Request by James River Group Holdings, Ltd.

James River Group Holdings, Ltd. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Robert Myron, President and Chief Operating Officer, James River Group Holdings, Ltd., 32 Victoria Street, Hamilton, Bermuda HM 12, (441) 278-4583, e-mail: bob.myron@franklinholdings.bm, before it permits any disclosure of the bracketed information herein.

The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s Board of Directors and reflecting the input from the lead underwriters for its initial public offering, the Company currently anticipates an approximate price range of $[xxx] to $[xxx] per share for the Company’s common shares (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[xxx] per share, each of which reflect a 50-1 forward stock split that the Company’s Board of Directors and shareholders have approved to be effective upon the consummation of the offering, which is disclosed in the Registration Statement. Our final Preliminary IPO Price Range remains under discussion between us and the lead underwriters and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

As described in Note 11 to the Audited Consolidated Financial Statements, the Company has granted options under the James River Group Holdings, Ltd. Amended and Restated Equity Incentive Plan (the “Equity Incentive Plan”), which was amended and restated in 2009. While the Equity Incentive Plan permits the granting of restricted shares, share appreciation rights, options and deferred share units, the only awards that have been made to date under the Equity Incentive Plan are options. As described in the Registration Statement, the maximum number of shares available for issuance under the Equity Incentive Plan is 80,630 (equivalent to 4,031,500 after giving effect to the planned stock split). As of November 15, 2014, options to purchase 43,225 shares (equivalent to 2,161,250 shares after giving effect to the planned stock split) are outstanding. The Company does not intend to grant any additional awards under the Equity Incentive Plan. The Company has not issued any other securities with beneficial conversion or exercise features.

All of the options were granted with an exercise price equal to or greater than the fair market value of the shares as of the date of the grant. The Company determined the fair market value using, among other things, an appraisal by an independent third party that used a combination of a market approach and a discounted cash flow analysis that projects the future cash flows of the Company and discounts those cash flows to the present value. The appraisals, which were prepared in the fourth quarter of the relevant year, were obtained in connection with the preparation of the Company’s financial statements to assess the carrying value of its goodwill and other intangible assets. The appraisals were then reviewed by the Company’s auditors, Ernst & Young LLP, to determine the propriety of the overall fair market value for the exercise price of the granted options.

Of the total 43,225 options granted (equivalent to 2,161,250 shares after giving effect to the planned stock split), 97.7% (42,225 options, or 2,111,250 options after giving effect to the planned stock split) were granted in various periods from April 7, 2009 to October 1, 2012. No options have

Securities and Exchange Commission November 25, 2014	CONFIDENTIAL TREATMENT REQUESTED BY JAMES RIVER GROUP HOLDINGS, LTD. JRGH - 03

been granted under the Equity Incentive Plan since December 11, 2013, at which time options to purchase 500 shares (the equivalent of 25,000 shares after giving effect to the planned stock split) were granted to four individuals (who are not named executive officers) at an exercise price of $900.43 (an equivalent of $18.01 after giving effect to the planned stock split). Prior to that time, options to purchase 500 shares (the equivalent of 25,000 shares after giving effect to the planned stock split) were granted on March 5, 2013 to an individual who is not a named executive at an exercise price of $782.49 (an equivalent of $15.65 after giving effect to the planned stock split). The exercise prices for each of these grants were determined using, among other things, the most recently obtained third party valuation described above.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

*           *           *

Securities and Exchange Commission November 25, 2014	CONFIDENTIAL TREATMENT REQUESTED BY JAMES RIVER GROUP HOLDINGS, LTD. JRGH - 04

Please direct any additional questions or comments to my attention at (212) 541-2275. My fax number is (212) 541-1357.

Sincerely,

/s/ Kenneth L. Henderson

Kenneth L. Henderson

cc:	Securities and Exchange Commission
Dana Hartz
Mary Mast
Austin Stephenson

cc:	James River Group Holdings, Ltd.
J. Adam Abram
Robert Myron
Gregg Davis